

November 20, 2023

Peter Hui Zhang
Chairman and Chief Executive Officer
Full Truck Alliance Co. Ltd.
6 Keji Road
Huaxi District, Guiyang
Guizhou 550025
People's Republic of China

      Re: Full Truck Alliance Co. Ltd.
          Form 20-F for the Fiscal Year ended December 31, 2022
          File No. 001-40507

Dear Peter Hui Zhang:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Technology